Exhibit 99.7

Haoxi Health Technology Limited Announces the Closing of a $12 Million Underwritten Follow-on Public Offering

Beijing, September 20, 2024 --- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today announced that it closed its previously announced underwritten follow-on offering of 4,000,000 units (each a “Unit,” and collectively, the “Units”) at a public offering price of $3.00 per Unit (the “Offering”). Each Unit consists of (i) one share of Class A Ordinary Share, par value $0.0001 per share (the “Class A Ordinary Share”) (or one pre-funded warrant to purchase one Class A Ordinary Share (the “Pre-Funded Warrant”)), (ii) one Series A warrant to purchase one Class A Ordinary Share (the “Series A Warrant”) initially, but five Class A Ordinary Shares on and after the Series B Exercise Date, and (iii) one Series B warrant to purchase four of Class A Ordinary Shares on and after the sixteenth (16th) calendar day (the “Series B Exercise Date”) following the closing of the Offering (the “Series B Warrant”, together with the Series A Warrant, the “Warrants”). The Units have no stand-alone rights and therefore are not certificated or issued as stand-alone securities. The Class A Ordinary Shares and related Warrants are issued separately in the Offering. The Company received aggregate gross proceeds of $12,000,000 from the Offering, before deducting underwriting discounts and other offering expenses, excluding the exercise of any Warrants.

The Offering has been conducted on a firm commitment basis. The Company has granted EF Hutton LLC (“EF Hutton”), the underwriter, an option, within 45 days from the closing date, to purchase up to an additional 600,000 Units at the public offering price, less underwriting discounts, to cover the over-allotment.

EF Hutton is acting as the sole bookrunner for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Pryor Cashman LLP is acting as U.S. counsel to EF Hutton, in connection with the Offering.

“We are pleased to close this offering and appreciate the continued support and market recognition as we execute our business plan” said Mr. Zhen Fan, Chairman and CEO of HAO. “The proceeds provided by this offering will help facilitate our continued business expansion and technologies investment in healthcare industry.”

The registration statement on Form F-1 (File No. 333-280174) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on September 19, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is a Beijing-headquartered online marketing solution provider in China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. It is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

EF Hutton LLC

Ms. Stephanie Hu, Head of Asia, Investment Banking

Email：syndicate@efhutton.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214